UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

______________________________

JMP Group Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46629U107
(CUSIP Number)

Janet L. Tarkoff
Managing Director and Chief Legal Officer
JMP Group Inc.
600 Montgomery Street, Suite 1100
San Francisco, CA  94111

January 5, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 )”act”) or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act.

CUSIP No. 46629U107

1)	Names of reporting persons. I.R.S. Identification Nos. of Above Persons (entities only) Joseph A. Jolson
2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6)	Citizenship or Place of Organization USA
Number of shares beneficially owned by Each Reporting Person with:	7)	Sole Voting Power: 3,227,375 (a)
	8)	Shared Voting Power:
	9)	Sole Dispositive Power: 3,227,375 (a)
	10)	Shared Dispositive Power:
11)	Aggregate amount beneficially owned by each reporting person 3,277,987 (a)(b)
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13)	Percent of class represented by amount in Row 11 16.0% (a)(b)
14)	Type of reporting person (see instructions) IN

Notes:

(a)
As of February 16, 2009, Mr. Jolson’s beneficial ownership includes (i) 2,233,597 shares of common stock owned by the Joseph A. Jolson 1996 Trust dtd 3/7/96, of which Mr. Jolson is a trustee; (ii) 631,328 shares of common stock owned by Joseph A. Jolson 1991 Trust, of which Mr. Jolson is the trustee; (iii) 176,450 shares of common stock owned by him directly; (iv) 111,000 vested and unexercised stock options owned by him directly and (v) 75,000 shares owned by the Jolson Family Foundation for which he has the power of direct investments.

(b)
Although included in the number reported, Mr. Jolson disclaims beneficial ownership of (i) 75,000 shares of common stock owned by The Jolson Family Foundation; (ii) 20,245 shares of common stock owned by the Jolson 2004 Trust FBO Samantha Rohan Jolson for the benefit of Mr. Jolson’s daughter; and (iii) 30,367 shares of common stock owned by the Jolson 2005 Trust FBO Jolson Children for the benefit of Mr. Jolson’s children.

*Note:  Mr. Jolson previously reported his beneficial ownership on Schedule 13G pursuant to the provisions of the Rule 13d-1(d) under the Act.

ITEM 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of JMP Group Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 600 Montgomery Street, Suite 1100, San Francisco, CA  94111.

ITEM 2. Identity and Background.

(a)-(c)
This Statement is filed by Joseph A. Jolson (the “Reporting Person”), with a business address at 600 Montgomery Street, Suite 1100, San Francisco, CA  94111 and who is the Chairman and Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)
During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

From December 31, 2007 to March 2, 2009, the Joseph A. Jolson Trust dtd 6/4/91, of which the Reporting Person is the trustee, purchased an aggregate of 431,328 shares of Common Stock of the Company in open market purchases, as to which the Reporting Person has sole voting and sole dispositive power.

The total amount of funds used to purchase such shares of Common Stock was $1,888,248.38. Such funds were provided by the personal funds of the Reporting Person.

On December 20, 2008, the Reporting Person acquired beneficial ownership of 37,000 shares of Common Stock through the vesting of 37,000 stock options granted under the 2004 JMP Group LLC Equity Incentive Plan.  On December 22, 2008, the Reporting Person acquired 146,250 shares of Common Stock as the result of the acceleration of vesting of certain restricted stock units (“RSUs”) granted under the Company’s 2007 Equity Incentive Plan.

All other outstanding shares of Common Stock, other than 30,200 shares purchased  directly in the open market in August and November 2007, beneficially owned by the Reporting Person were acquired by the Reporting Person prior to the initial public offering of the Company's Common Stock in May 2007.

ITEM 4. Purpose of Transaction.

On December 4, 2008 Reporting Person and Issuer announced the adoption of a trading plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) to purchase shares of Common Stock of the Issuer on behalf of Joseph A. Jolson 1991 Trust dtd 6/4/91, of which the Reporting Person is the trustee, from time to time subject to the specified criteria.

On December 22, 2008 the Compensation Committee of the Board of Directors (the "Committee") of the Issuer approved amendments to certain restricted stock units ("RSUs") that were granted in 2007 and 2008 to employees of the Issuer, including the Reporting Person, under the Issuer’s 2007 Equity Incentive Plan.  In particular, the Committee approved the immediate acceleration of the vesting of such RSUs, including 146,250 RSUs of the Reporting Person.  The Reporting Person has acquired the shares for investment purposes.

The Reporting Person will review from time to time various factors relevant to his beneficial ownership of the Company’s securities, including trading prices for the Company’s Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects and other factors and may, from time to time, dispose of some or all of the Company’s Common Stock that he beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, open market sales or purchases, or otherwise.  The Reporting Person has in the past acquired, and may in the future acquire, Restricted Stock Awards, Restricted Stock Units, stock options or other rights to acquire securities of the Company in the ordinary course of business in connection with his service as an executive officer of the Company.

(a)
The Reporting Person adopted a prearranged trading plan to purchase Common Stock of the Issuer in accordance with Rule 10b5-1 of the Exchange Act (the “Plan”).  The Plan specifies the timing and market prices for the purchases, subject to the terms and conditions of the Plan. The Reporting Person has no control over the timing of the stock purchases under the Plan. The Plan is scheduled to terminate on May 15, 2009 unless earlier terminated or amended by Reporting Person.

Other than set forth above and in his capacity as Chairman and Chief Executive Officer of the Company, the Reporting Person does not presently have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (b) – (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a)
 As of December 31, 2008, there were 20,470,125 shares of Common Stock issued and outstanding.  As of February 23, 2009, the Reporting Person is the beneficial owner of 3,277,987 shares of Common Stock, which represents 16.0% of the outstanding shares of Common Stock.  Such amount includes (i) 2,233,597 shares of common stock owned by the Joseph A. Jolson 1996 Trust dtd 3/7/96, of which Mr. Jolson is a trustee; (ii) 631,328 shares of common stock owned by Joseph A. Jolson 1991 Trust, of which Mr. Jolson is the trustee; (iii) 176,450 shares of common stock owned by him directly; (iv) 111,000 vested and unexercised stock options and (v) 75,000 shares of common stock owned by The Jolson Family Foundation for which he has the power to direct investments.  Although included in the number reported, Mr. Jolson disclaims beneficial ownership of (i) 75,000 shares of common stock owned by The Jolson Family Foundation; (ii) 20,245 shares of common stock owned by the Jolson 2004 Trust FBO Samantha Rohan Jolson for the benefit of Mr. Jolson’s daughter; and (iii) 30,367 shares of common stock owned by the Jolson 2005 Trust FBO Jolson Children for the benefit of Mr. Jolson’s children.

Excluded from the Reporting Person’s beneficial ownership are: (i) an award of 42,500 RSUs granted under the Company’s 2007 Equity Incentive Plan, of which 25% will vest on May 10, 2009, 35% will vest on May 10, 2010, and 40% will vest on May 10, 2011; (ii) 37,000 unexercisable stock options granted under the 2004 JMP Group LLC Equity Incentive Plan, which will vest on December 20, 2009; and (iii) an award of 95,000 RSUs granted under the Company’s 2007 Equity Incentive Plan, of which 100% will vest on February 5, 2013.

(b)	The information on the cover page of this Schedule is incorporated herein by reference.

(c)
On December 20, 2008, the Reporting Person acquired beneficial ownership of 37,000 shares of Common Stock through the vesting of 37,000 stock options granted under the 2004 JMP Group LLC Equity Incentive Plan.  On December 22, 2008, the Reporting Person acquired 146,250 shares of Common Stock as the result of the acceleration of vesting of certain RSUs granted under the Company’s 2007 Equity Incentive Plan.

The following table includes all transactions effected on the open market within sixty days of March 2, 2009 on behalf of the Joseph A. Jolson Trust dtd 6/4/91 pursuant to a trading plan to purchase Common Stock of the Issuer in accordance with Rule 10b5-1 of the Exchange Act:

Date	Shares	Price
12/15/2008	1,200	$ 4.30
12/16/2008	1,000	$ 4.29
12/17/2008	2,200	$ 4.27
12/18/2008	3,400	$ 4.30
12/19/2008	4,460	$ 4.47
12/22/2008	7,735	$ 4.74
12/23/2008	3,000	$ 4.77
12/26/2008	500	$ 5.00
1/5/2009	10,000	$ 4.86
1/6/2009	2,600	$ 4.95
1/7/2009	1,900	$ 4.82
1/12/2009	10,000	$ 5.00
1/13/2009	1,815	$ 4.93
1/14/2009	6,000	$ 4.92
1/15/2009	6,100	$ 4.92
1/16/2009	10,000	$ 4.95
1/20/2009	4,500	$ 4.88
1/21/2009	3,200	$ 4.93
1/22/2009	6,600	$ 4.96
1/23/2009	2,500	$ 4.97
1/30/2009	1,000	$ 5.00
2/9/2009	7,600	$ 5.00
2/10/2009	10,000	$ 4.59
2/11/2009	10,000	$ 4.89
2/12/2009	8,100	$ 4.85
2/13/2009	10,000	$ 4.71
2/17/2009	700	$ 4.79
2/18/2009	10,000	$ 4.89
2/19/2009	300	$ 4.78
2/20/2009	4,800	$ 4.40
2/23/2009	10,000	$ 4.50
2/24/2009	10,000	$ 4.58
2/25/2009	7,500	$ 4.80
2/26/2009	10,000	$ 4.79
2/27/2009	8,000	$ 4.96
3/2/2009	10,000	$ 4.97

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is the Chairman of the board of directors and Chief Executive Officer of the Issuer.

ITEM 7. Material to be filed as Exhibits

N.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2009

By:	/s/ Joseph A. Jolson
Name:	Joseph A. Jolson
Title:	Chairman and Chief Executive Officer